Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943

	gcaruso@loeb.com

May 23, 2025

Ameen Hamady
Kristina Marrone
Isabel Rivera
Benjamin Holt

Division of Corporation Finance

U.S. Securities & Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	BEST SPAC I Acquisition Corp. Registration Statement on Form S-1 Filed March 28, 2025 File No. 333-286237

Ladies and Gentlemen:

On behalf of our client, BEST SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 10, 2025 (the “Staff’s Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, the Company is filing a revised Registration Statement via EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1 filed March 28, 2025

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Recent Accounting Pronouncements, page F-12

1.	We note your disclosure that Company's management does not believe that the adoption of ASU 2023-07 will have a material impact on the audited financial statements and disclosures. Please tell us how the Company considered the additional reportable segment disclosure requirements of ASU 2023-07. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-33-34 of the Amended Registration Statement.

U.S. Securities and Exchange Commission May 23, 2025 Page 2

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner